UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Commission File Number: 001-34936

NOAH HOLDINGS LIMITED

No. 32 Qinhuangdao Road, Building C,

Shanghai 200082, People’s Republic of China

(86-21) 3860-2301

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOAH HOLDINGS LIMITED

By:	/s/ Theresa Teng

Name:	Theresa Teng
Title:	Chief Financial Officer

Date: August 23, 2013

EXHIBIT INDEX

Exhibit 99.1 – Press Release

Exhibit 99.1

NOAH HOLDINGS LIMITED ANNOUNCES UNAUDITED FINANCIAL RESULTS

FOR THE SECOND QUARTER OF 2013 AND APPOINTS NEW CHIEF FINANCIAL OFFICER

SHANGHAI, CHINA — August 21, 2013 — Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), a leading wealth management service provider focusing on distributing wealth management products to the high net worth population in China, today announced its unaudited financial results for the second quarter of 2013 and appointed new Chief Financial Officer.

SECOND QUARTER 2013 FINANCIAL HIGHLIGHTS

•	Net revenues in the second quarter of 2013 were US$44.3 million, a 132.1% increase from the corresponding period in 2012.

•	Income from operations in the second quarter of 2013 was US$18.4 million, a 156.3% increase from the corresponding period in 2012.

•

Net income attributable to Noah shareholders in the second quarter of 2013 was US$14.4 million, a 133.1% increase from the corresponding period in 2012. Non-GAAP[1] net income attributable to Noah shareholders in the second quarter of 2013 was US$16.1 million, a 128.5% increase from the corresponding period in 2012.

•	Net income per basic and diluted ADS in the second quarter of 2013 were both US$0.26. Non-GAAP net income per diluted ADS in the second quarter of 2013 was US$0.29.

SECOND QUARTER 2013 OPERATIONAL HIGHLIGHTS

•

Total number of registered clients as of June 30, 2013 increased by 35.1% year-over-year to 45,839; this figure includes 43,966 registered individual clients, 1,756 registered enterprise clients and 117 wholesale clients that have entered into cooperation agreements with the Company.

•

Active clients[2] during the second quarter of 2013 were 2,602, a 76.4% increase from the corresponding period in 2012. The aggregate value of wealth management products distributed by the Company during the second quarter of 2013 was RMB12.4 billion (approximately US$2.0 billion)[3], a 101.9% increase from the corresponding period in 2012. Of this aggregate value, fixed income products accounted for 85.6%, private equity fund products accounted for 9.1%, and other products, including mutual fund products, private securities investment funds and investment-linked insurance products, accounted for 5.3%. The average transaction value per client[4] in the second quarter of 2013 was RMB4.8 million (approximately US$0.8 million), a 14.4% increase from the corresponding period in 2012, primarily due to an increase in transaction value from enterprise clients as a percentage of aggregate transaction value as their investment amounts tend to be higher than individual clients.

•

Coverage network as of June 30, 2013 included 56 branches, the same as March 31, 2013 and down from 60 branches as of June 30, 2012. The number of relationship managers was 525 as of June 30, 2013, up from 452 as of March 31, 2013 and down from 550 as of June 30, 2012. The increase in relationship managers is primarily due to the Company’s strategy to reposition certain branch managers, previously in sales support role, to assume direct client facing responsibilities, and thus reclassified as relationship managers.

[1]	Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures as adjusted by excluding the effects of all forms of share-based compensation.
[2]	“Active clients” refers to those registered clients who purchased wealth management products distributed by Noah during any given period.
[3]	The amount in RMB was translated into U.S. dollars using the average rate for the period as set forth in the H.10 statistical release of the Federal Reserve Board.
[4]	“Average transaction value per client” refers to the average value of wealth management products distributed by Noah that are purchased by active clients during a given period.

APPOINTMENT OF NEW CHIEF FINANCIAL OFFICER

The Company appointed Dr. Theresa Teng as its Chief Financial Officer replacing Mr. Tao Thomas Wu, effective August 21, 2013. Mr. Wu will continue his service for the Company and will help the Company explore new business initiatives. Dr. Teng has more than 15-year investment and finance management experience. Prior to joining the Company, she served as the Chief Financial Officer of PPS.TV, one of the leading internet TV players in China, the head of finance of Semiconductor Manufacturing International Corp. (NYSE:SMI, HKSE:0981), and the director of D.B. Zwirn & Co., a New York based alternative investment fund. In addition, Dr. Teng taught Finance at Ming Chuan University in Taiwan for seven years.

Ms. Jingbo Wang, Co-founder, Chairwoman of the Board of Directors and Chief Executive Officer, commented, “We are pleased to welcome Dr. Teng to our senior management team. We look forward to drawing upon Dr. Teng’s extensive experience as our business continues to grow.”

“We thank Mr. Wu for his leadership and dedication for his tenure as Chief Financial Officer. Since joining us in March 2010, Mr. Wu has made significant contributions to Noah both in risk management and financial control,” Ms. Wang continued. “Mr. Wu will continue to work with us and explore new business initiatives for Noah. Despite of the change in management, our business strategy remains unchanged.”

Ms. Wang commented. “I am pleased that our second quarter results exceeded our expectations, and we have updated our 2013 full year forecast accordingly. We believe that the significant growth in our business was driven by overall structural improvements, including enhancement in product development, client servicing and operating capabilities. These improvements will continue to drive future growth.”

SECOND QUARTER 2013 FINANCIAL RESULTS

Net Revenues

Net revenues for the second quarter of 2013 were US$44.3 million, a 132.1% increase from the corresponding period in 2012, due to increases in both one-time commission revenues and recurring service fees for the second quarter of 2013.

Net revenues from one-time commissions for the second quarter of 2013 were US$22.8 million, a 122.8% increase from the corresponding period in 2012. The year-over-year increase for the second quarter of 2013 was mainly due to an increase in transaction value and, to a lesser extent, an increase in average commission rate.

Net revenues from recurring service fees for the second quarter of 2013 were US$20.3 million, a 133.6% increase from the corresponding period in 2012. The year-over-year increase was mainly due to the cumulative effect of private equity funds previously distributed by the Company and an increase in assets under management by the Company since the second half of 2012.

Operating Margin

Operating margin for the second quarter of 2013 was 41.6%, as compared to 37.7% for the corresponding period in 2012. The year-over-year increase for the second quarter of 2013 was driven by growth of net revenues exceeding those in operating cost and expenses.

Operating cost and expenses for the second quarter of 2013, including cost of revenues, selling expenses, G&A expenses and other operating income, were US$25.9 million, a 117.4% increase from the corresponding period in 2012.

Cost of revenues for the second quarter of 2013 totaled US$9.2 million, a 118.6% increase from the corresponding period in 2012. The year-over-year increase for the second quarter of 2013 was primarily due to an increase in compensation paid to relationship managers as a result of the increase in transaction value, and incremental costs from aforementioned repositioning of certain branch managers, whose compensations in their client facing roles are now accounted for in cost of revenues, instead of selling expenses.

Selling expenses for the second quarter of 2013 were US$8.9 million, a 40.1% increase from the corresponding period in 2012. Selling expenses as a percentage of net revenues for the second quarter of 2013 was 20.1%, as compared to 33.3% for the corresponding period in 2012. The year-over-year increases for the second quarter of 2013 was primarily due to increases in employee compensations, share-based compensations and client service fees as the Company strengthened its selling and marketing functions.

G&A expenses for the second quarter of 2013 were US$8.9 million, a 112.1% increase from the corresponding period in 2012. G&A expenses as a percentage of net revenues for the second quarter of 2013 was 20.2%, as compared to 22.1% for the corresponding period in 2012. The year-over-year increases for the second quarter of 2013 was primarily due to increases in personnel expenses, professional consulting fees and rental expenses.

Other operating income for the second quarter of 2013 was US$1.2 million, as compared to US$2.9 million for the corresponding period in 2012. Other operating income is government subsidies received in the PRC from local governments for general corporate purposes.

Income Tax Expenses

Income tax expenses for the second quarter of 2013 were US$5.4 million, a 139.6% increase from the corresponding period in 2012. The year-over-year increase for the second quarter of 2013 was due to an increase in taxable income.

Net Income

Net income for the second quarter of 2013 was US$14.7 million, a 137.7% increase from the corresponding period in 2012. Net margin for the second quarter of 2013 was 33.3%, as compared to 32.5% for the corresponding period in 2012.

Non-GAAP net income for the second quarter of 2013 was US$16.4 million, a 132.6% increase from the corresponding period in 2012. Non-GAAP net margin for the second quarter of 2013 was 37.1%, as compared to 37.0% for the corresponding period in 2012.

Net income attributable to Noah shareholders for the second quarter of 2013 was US$14.4 million, a 133.1% increase from the corresponding period in 2012. Net income per basic and diluted ADS for the second quarter of 2013 were both US$0.26, as compared to US$0.11 for the corresponding period in 2012.

Non-GAAP net income attributable to Noah shareholders for the second quarter of 2013 was US$16.1 million, a 128.5% increase from the corresponding period in 2012. Non-GAAP net income per diluted ADS for the second quarter of 2013 was US$0.29, as compared to US$0.12 for the corresponding period in 2012.

Balance Sheet and Cash Flow

As of June 30, 2013, the Company had US$165.3 million in cash and cash equivalents, an increase of US$44.5 million from US$120.8 million as of March 31, 2013. In the second quarter of 2013, the Company generated US$28.9 million in its operating activities, received a net US$21.2 million from investing activities, mostly from maturing of fixed income products previously invested, and used US$7.7 million for dividend distribution.

On May 22, 2013, the Company’s Board of Directors authorized a new share repurchase program of up to US$30 million worth of its issued and outstanding ADSs over the course of one year. As of June 30, 2013, the Company has repurchased 30,821 ADSs for approximately US$0.3 million, inclusive of transaction charges, which has not been settled as of June 30, 2013.

2013 FORECAST

The Company estimates that non-GAAP net income attributable to Noah shareholders for the full year 2013 is expected to be in a range of US$50.0 million and US$55.0 million, representing a year-over-year increase in the range of 86.4% and 105.0%. This estimate reflects management’s current assessment and is subject to change.

CONFERENCE CALL

Senior management will host a conference call on Wednesday, August 21, 2013 at 8:00 pm (Eastern) / 5:00 pm (Pacific) / 8:00 am (Hong Kong, Thursday, August 22, 2013) to discuss its second quarter 2013 unaudited financial results and recent business activity. The conference call may be accessed by calling the following numbers:

	Toll Free	Toll
• United States	+1-866-519-4004	+1-845-675-0437
• China
• Domestic	800-819-0121
• Domestic Mobile	400-620-8038

• Hong Kong	###-##-####
• United Kingdom	080-8234-6646

Conference ID #	25724395

A telephone replay will be available shortly after the call until August 28, 2013 at +1-646-254-3697 (US Local Toll) or +61-2-8199-0299 (International). Conference ID # 25724395.

A live webcast of the conference call and replay will be available in the investor relations section of the Company’s website at http://ir.noahwm.com.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES:

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures is set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed non-GAAP net income results reflecting adjustments to exclude the impacts of share-based compensation to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income, non-GAAP income per diluted ADS and non-GAAP net margin provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares and share options in the periods presented. To make financial results comparable period by period, the Company utilized the non-GAAP financial results to better understand its historical business operations.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited is a leading wealth management service provider focusing on distributing wealth management products to the high net worth population in China. Noah distributes wealth management products, including primarily fixed income products, private equity funds, private securities investment funds and mutual funds. Noah is also equipped with asset management services capability, managing its own fund of funds and real estate fund products. With over 500 relationship managers in 56 branch offices as of June 30, 2013, Noah’s total coverage network encompasses China’s most economically developed regions where the high net worth population is concentrated. Through this extensive coverage network, product sophistication, and client knowledge, the Company caters to the wealth management needs of China’s high net worth population. For more information please visit the Company’s website at http://www.noahwm.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the full year 2013 and quotations from management in this announcement, as well as Noah’s strategic and operational plans, contain forward-looking statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industry; its ability to attract and retain quality employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industry in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Noah does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Noah undertakes no duty to update such information, except as required under applicable law.

Contacts:

Noah Holdings Limited

Shang Chuang, Director of IR

Tel: +86 21 3860 2388

ir@noahwm.com

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

Noah Holdings Limited

Condensed Consolidated Balance Sheets

(In U.S. dollars)

(unaudited)

	As of
	March 31, 2013	June 30, 2013
	$	$
Assets
Current assets:
Cash and cash equivalents	120,791,189	165,282,019
Restricted cash	80,505	162,935
Short-term investments	49,291,869	25,841,272
Accounts receivable, net of allowance for doubtful accounts of nil at March 31, 2013 and June 30, 2013	15,670,930	17,451,506
Deferred tax assets	2,858,422	1,259,779
Amounts due from related parties	9,090,741	8,287,628
Other current assets	5,929,676	6,014,418

Total current assets	203,713,332	224,299,557

Long-term investments	3,116,346	3,153,616
Investment in affiliates	10,875,216	12,226,997
Property and equipment, net	5,330,136	7,012,982
Non-current deferred tax assets	1,153,037	1,143,317
Other non-current assets	1,097,492	880,118

Total Assets	225,285,559	248,716,587

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	9,997,862	17,415,118
Income tax payable	4,726,018	4,167,664
Deferred revenues	9,831,309	12,731,182
Dividend payable	7,726,426	—
Other current liabilities	7,008,991	8,738,187

Total current liabilities	39,290,606	43,052,151

Non-current uncertain tax position liabilities	1,496,704	1,550,996
Other non-current liabilities	2,497,773	3,114,903

Total Liabilities	43,285,083	47,718,050

Equity	182,000,476	200,998,537

Total Liabilities and Equity	225,285,559	248,716,587

Noah Holdings Limited

Condensed Consolidated Income Statements

(In U.S. dollars, except for ADS data, per ADS data and percentages)

(unaudited)

	Three months ended
	June 30, 2012	June 30, 2013	Change
	$	$
Revenues:
Third-party revenues	16,072,669	26,397,769	64.2%
Related party revenues	4,107,167	20,455,258	398.0%

Total revenues	20,179,836	46,853,027	132.2%
Less: business taxes and related surcharges	(1,106,122)	(2,588,670)	134.0%

Net revenues	19,073,714	44,264,357	132.1%

Operating cost and expenses:
Cost of revenues	(4,210,909)	(9,204,873)	118.6%
Selling expenses	(6,351,403)	(8,897,931)	40.1%
General and administrative expenses	(4,213,212)	(8,934,533)	112.1%
Other operating income	2,885,837	1,185,135	(58.9%)

Total operating cost and expenses	(11,889,687)	(25,852,202)	117.4%

Income from operations	7,184,027	18,412,155	156.3%

Other income:
Interest income	538,532	692,734	28.6%
Investment income	953,462	847,153	(11.1%)
Other income	(387,942)	12,617	(103.3%)

Total other income	1,104,052	1,552,504	40.6%

Income before taxes and loss from equity in affiliates	8,288,079	19,964,659	140.9%
Income tax expense	(2,251,407)	(5,394,450)	139.6%
(Loss) income from equity in affiliates	161,838	165,921	2.5%

Net income	6,198,510	14,736,130	137.7%
Less: net income attributable to non-controlling interests	—	288,312	—

Net income attributable to Noah Shareholders	6,198,510	14,447,818	133.1%

Income per ADS, basic	0.11	0.26	136.4%
Income per ADS, diluted	0.11	0.26	136.4%

Margin analysis:
Operating margin	37.7%	41.6%
Net margin	32.5%	33.3%
Weighted average ADS equivalent: [1]
Basic	55,842,814	54,809,120
Diluted	56,697,568	55,746,252
ADS equivalent outstanding at end of period	56,195,755	54,915,820

[1]	Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs

Noah Holdings Limited

Condensed Comprehensive Income Statements

(In U.S. dollars)

(unaudited)

	Three months ended
	June 30, 2012	June 30, 2013	Change
	$	$
Net income	6,198,510	14,736,130	137.7%
Other comprehensive income, net of tax:
Foreign currency translation adjustments	(803,713)	1,683,916	(309.5%)

Comprehensive income	5,394,797	16,420,046	204.4%
Less: Comprehensive income attributable to non-controlling interests	—	387,716	—

Comprehensive income attributable to Noah Shareholders	5,394,797	16,032,330	197.2%

Noah Holdings Limited

Supplemental Information

(unaudited)

	As of
	June 30, 2012	June 30, 2013	Change

Number of registered clients	33,927	45,839	35.1%
Number of relationship managers	550	525	(4.5%)
Number of branch offices	60	56	(6.7%)

	Three months ended
	June 30, 2012	June 30, 2013	Change
	(in millions of RMB, except number of active clients and percentages)
Number of active clients	1,475	2,602	76.4%
Transaction value:
Fixed income products	4,025	10,618	163.8%
Private equity fund products	1,764	1,133	(35.8%)
other products, including mutual fund products, private securities investment funds and investment-linked insurance products,	355	655	84.5%

Total transaction value	6,144	12,406	101.9%

Average transaction value per client	4.17	4.77	14.4%

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In U.S. dollars, except for ADS data and percentages)

(unaudited)

	Three months ended
	June 30, 2012	June 30, 2013	Change
	$	$

Net income	6,198,510	14,736,130	137.7%

Adjustment for share-based compensation related to:

Share options	401,157	58,316	(85.5%)

Restricted shares	455,589	1,612,898	254.0%

Adjusted net income (non-GAAP)*	7,055,256	16,407,344	132.6%

Net margin	32.5%	33.3%
Adjusted net margin (non-GAAP)*	37.0%	37.1%

Net income attributable to Noah Shareholders	6,198,510	14,447,818	133.1%

Adjustment for share-based compensation related to:

Share options	401,157	58,316	(85.5%)

Restricted shares	455,589	1,612,898	254.0%

Adjusted net income attributable to Noah Shareholders (non-GAAP)*	7,055,256	16,119,032	128.5%

Net income per ADS, diluted	0.11	0.26	136.4%
Adjusted net income per ADS, diluted (non-GAAP)*	0.12	0.29	141.7%

*	The non-GAAP adjustments do not take into consideration the impact of taxes on such adjustments.